November 12, 2009

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Kathryn McHale
           Staff Attorney

Re:	Anchor Bancorp

Amendment Number 1 to Registration Statement on Form S-1 File No. 333-154734

Dear Ms. McHale:

          On behalf of Anchor Bancorp, Lacey, Washington (“Company”), enclosed is a copy of pre-effective Amendment Number 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, which is being filed today via EDGAR.

          Amendment No. 1 has been marked to show all substantive changes from the original filing of the Form S-1. The revisions contained in Amendment No. 1 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”), as well as the Federal Deposit Insurance Corporation. The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of Amendment No. 1 contains numbered references to each comment in the right margin.

          As a result of the period of time that has elapsed since the original filing, you will note that we have updated the filing to include audited financial information for the year ended June 30, 2009 as well as unaudited information for the three months ended September 30, 2009. Because of the period of time since the original filing and the number of changes, we did not believe that it would be beneficial to provide a marked copy of Amendment No. 1. If you would like us to provide a marked copy, please let us know. With respect to our responses to the SEC comments, we note that in a number of places the text that the comment was based on has been revised in response to the more current information but we have attempted to address each of the comments to the extent that they are still applicable.

Securities and Exchange Commission
November 12, 2009

Form S-1

General

1.	Please include an updated consent of the independent auditors in the pre-effective amendment.

Response - An updated consent of the independent auditors is included in Amendment No. 1.

2.	Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response - Updated financial statements are included in Amendment No. 1 in accordance with Rule 3-12 of Regulation S-X.

Registration Statement Cover Page

3.

Please include on your facing page, the boxes corresponding to whether a registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company and please place a checkmark in the appropriate boxes.

          Response - The facing page has been revised to include the boxes corresponding to whether a registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company and we have indicated that the Company is a non-accelerated filer by placing a check-mark in that box.

Prospectus Cover Page

4.	Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response - In response to this comment, we have revised the cross-reference on the prospectus cover page to the risk factors by putting them in bold face type.

5.

Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Response - We hereby confirm that the Company will not use the prospectus before the effective date of the registration statement pursuant to Item 501(b)(10) of Regulation S-K.

Securities and Exchange Commission
November 12, 2009

Prospectus Summary

6.	Please revise the preamble to state that it provides an overview of the “material” aspects of the offering.

Response - The preamble on page i has been revised to state that it provides an overview of the “material” aspects of the offering.

How we determined the offering range and the $10.00 price per share, page vi

7.	Both in this section and on page 122, please provide a brief explanation to address the discrepancy between the price to earnings multiple for Anchor versus the Peer Group.

          Response - In response to this comment, text has been added to page vii and page 130 to provide an explanation of the difference between the Company's pro forma price/earnings multiple and the Peer Group’s price/earnings multiples.

8.	Please include Anchor Bank in the Peer Group table.

Response - The Peer Group table on page vi has been revised to include Anchor Mutual Savings Bank (“Anchor Bank” or the “Bank”).

Risk Factors, page 1

9.

The risk factors must discuss the nature of the specific risk, not your ability to provide assurance. Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

Response - In response to this comment, the risk factors section has been revised to address the particular risk rather than the Company’s ability to offer assurance.

10.	If appropriate, please provide a Risk Factor which addresses the price to earnings multiple compared to Anchor’s Peer Group.

Response - A new risk factor that addresses the price to earnings multiple compared to Anchor Bank’s Peer Group has been added to page 14 of the risk factors section.

Securities and Exchange Commission
November 12, 2009

Our loan portfolio is concentrated in loans with a higher risk of loss, page 2

11.	Please provide your delinquency experience in the first paragraph of this risk factor.

Response - The first paragraph of this risk factor on page 3 has been revised to discuss the Bank’s delinquency experience.

We have originated a large amount of construction loans..., page 3

12.	Please remove the mitigating language in this risk factor which addresses your changed approach to underwriting.

Response - In response to this comment, this risk factor on page 4 has been revised to omit the discussion regarding the Bank’s changed approach to underwriting.

The U.S. government’s plan to purchase large amounts of illiquid, mortgage backed and other securities..., page 4

13.

Please revise this risk factor in light of the revised government program. In addition, it appears that you have missed the deadline to participate in this program; please revise your disclosure accordingly.

          Response - This risk factor has been omitted from the revised document. Information regarding EESA is included on page 119 of the prospectus, which indicates that the Bank did not participate in this program.

We have had a number of changes in our personnel, page 7

14.	Please disclose why you believe there is a material risk that you may not be able to fill key executive positions or that newly hired executives may not be able to integrate.

Response - This risk factor has been omitted from the revised document.

Our information systems may experience an interruption or breach in security, page 8

15.	Please disclose why you believe there is a material risk of an interruption or breach in security.

Response - This risk factor on page 9 has been revised to indicate why there is a material risk of an interruption or breach in security.

Securities and Exchange Commission
November 12, 2009

Pro Forma Data

16.	Please revise to disclose the interest rate used to calculate the pro forma expense related to the ESOP included in your pro forma disclosures.

          Response - The pro forma data table on Page 26 presents consolidated financial data for the Company. As described in footnote two on page 30, the loan for the ESOP shares is assumed to be provided by the Company, and thus the interest payments on this loan (interest expense for the Bank and interest income for the Company), is eliminated upon consolidation. The expense shown in the pro forma table represents the after-tax cost of the amortization of the principal balance of the ESOP loan over 15 years. An explanatory sentence has been added to footnote two on page 30 to reflect these details.

17.	Please revise to disclose the assumptions used to determine the pro forma stock option expense. Alternatively, add a reference to the disclosed assumptions on page 31.

Response - We have revised this disclosure to delete the stock option plan and therefore this comment is no longer applicable.

Overview, page 30

18.

The amounts disclosed in the third paragraph on page 32 do not appear to agree with previously presented information. Please revise your disclosures to consistently describe additional anticipated expenses as a result of the offering transaction, or provide additional disclosure to reconcile the amounts discussed here with the amounts disclosed in the preceding paragraphs.

          Response - We have revised this disclosure on page 33 so that it agrees with previously presented information. In addition, we have also revised, where appropriate, the information to consistently describe additional anticipated expenses as a result of the offering transaction.

Business of Anchor Bank; Market Area, page 57

19.	We note your reference to the estimates of 2008 SNL Financial, L.C.; please advise the staff whether you paid for this report or it is publicly available.

          Response - The information contained in the Market Area section is Census information, which is public; however, Anchor Bank purchased a report from SNL Financial, L.C., which was used to prepare the information in this section.

Securities and Exchange Commission
November 12, 2009

One-to Four-Family Residential Real Estate Lending, page 63

20.

Please revise to disclose whether you underwrite adjustable rate mortgages using an initial teaser rate and not the fully indexed rate. If you originate loans underwritten to the initial teaser rate, please revise to disclose the extent to which you originate these loans, and how you monitor the credit risk associated with them.

Response - The Bank does not offer adjustable rate mortgages with initial teaser rates and in response to this comment, we have included a statement to this effect on page 71 of the prospectus.

One- to Four-Family Residential Real Estate Lending, page 63

21.

Please refer to footnote 4 to the table on page 64, in which you identify loans to borrowers with credit scores below 660 as subprime in accordance with the FDIC’s regulatory definition. FIL 9-2001 gives a much broader definition of subprime, and provides a number of considerations in addition to FICO score to determine whether loans are subprime. Please revise to disclose whether you originate a significant amount of loans with any of the other characteristics set forth in the FDIC’s guidance. If so, please disclose the following information:

• Provide a description of the particular credit risk characteristics associated with subprime lending aside from low credit scores;

• Disclose the extent to which you originate these types of loans, and discuss the significance of these loans to the bank’s overall operations, and;

• Update your asset quality discussion beginning on page 73 to describe how you manage the risk of loss associated with these subprime loans.

          Response - This disclosure on page 72 has been revised in response to this comment to disclose the amount of subprime loans the Bank originates that have other characteristics as set forth in the FDIC’s regulatory definition and in FIL 9-2001.

Asset Quality, page 73

22.

You state that the construction loans that are past due 90 days and still accruing represents construction loans which are past their maturity date but still making cash payments of interest. Please revise to disclose the following information:

•

Please disclose the reason why these loans have extended beyond their maturity date. Discuss whether the delay in repayment is due to external market conditions, such as a slow or declining real estate market, or whether the delay

Securities and Exchange Commission
November 12, 2009

was due to borrower specific factors, such as changes or errors in the initial concept or plan of construction.

	•	Revise to disclose whether you originated these loans with interest reserves. If so, please revise to disclose how you evaluate the interest accrued from these reserves for collectibility,

          Response - At September 30, 2009, Anchor Bank had $11.8 million of construction and land development loans that were 90 days or more past due and still accruing interest. The repayment of these loans has been delayed as a result of depressed conditions in the real estate market that has resulted in a precipitous decline in home sales and in many cases a corresponding decline in the value of the homes. As a result of the declines in the residential real estate market, the Bank has undertaken to re-evaluate the collectability of interest payments, the efficacy of collateral for these loans, including updated and/or new appraisals, to identify additional collateral and or curtailment opportunities with borrowers, and update current and future exit strategies as part of portfolio risk management. Of these loans, $7.6 million are currently in the process of being extended and the balance is being evaluated for possible extension, work-out or foreclosure.

          All of the construction and land development loans that were 90 days or more delinquent and still accruing interest at September 30, 2009 included interest reserves based upon original loan budget and pro forma analysis at the time the loan was originated. At September 30, 2009 none of these loans were dependant upon interest reserves for payments, and all payments were being made in cash by borrowers.

Allowance for Loan Losses, page 77

23.

On page 78, you state that the provision increased due to the increase in your construction loans and the incremental risks associated with the increased lending activities not previously included in your analysis. Please revise to disclose the following information:

	•	Discuss in detail the specific incremental risks that are now included in your analysis that were not previously.

•

Quantify and discuss the extent to which the consideration of these incremental risks contributed to the increase in the provision for loan losses and relate that to your consideration of the increase in nonperforming loans and other credit trends.

	•	Specifically identify the extent to which the increases in the provision associated with your consideration of these incremental risks are reflective of conditions

Securities and Exchange Commission
November 12, 2009

that changed incrementally since the previous respective interim and annual periods versus conditions that were present in prior periods.

          Response - Incremental risks that are now included in the Bank’s analysis of its Allowance for Loan Losses prompt an automatic increase in the loan’s risk grade and a corresponding reserve based on both payment and maturity delinquency, including related debt under loan to one borrower guidelines. Additionally, qualitative analysis of economic and portfolio trends is utilized as an additional tool and was not previously included in the Bank’s risk analysis.

          The allowance for loan losses at September 30, 2009 included an incremental increase component, a qualitative increase component, and specific reserve increase as a result of an impairment analyses. The total allowance for loan losses at September 30, 2009, was $21.0 million representing a net increase of $13.9 million during the 12 months. Of the total allowance at September 30, 2009 specific reserves increased to $10.8 million and general reserves increased to $10.2 million from $2 million and $5 million, respectively, at September 30, 2008. Included in the general reserve amount of $10.2 million at September 30, 2009 was $8.6 million based on incremental changes in asset quality and $1.6 million based on qualitative analysis.

          The Bank’s increase in its allowance for loan losses reflects its consideration of the incremental changes in asset quality evidenced by the increase in its delinquent and non-performing loans, together with the Bank’s recognition of qualitative factors which have materially affected conditions primarily in the residential real estate markets in which it operates. Market conditions reported at national, regional, and local levels including those from FDIC, Case-Schiller, and Realtor Boards are monitored regularly by the Bank. Delinquent residential construction and development loans increased to $38.8 million, or 8.2% of total loans at September 30, 2009 compared to $39.8 million or 7.5% of total loans at September 30, 2008. The continuation of the Bank’s increase in delinquent loans, combined with adverse delinquency trends in the Bank’s market resulted in aggressive identification, assessment, and increase in the allowance. Qualitative factors developed from trend analysis coupled with the incremental increases noted here resulted in further increases to the allowance for loan losses.

24.	Please revise your discussion of the Allowance for Loan Losses to address the following:

	•	Revise to include a comprehensive discussion of levels and trends in delinquencies, non-performing and impaired loans, and trends in and levels of net charge-offs.

	•	Discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses

	•	Discuss in detail the extent to which your non-performing and impaired loans are collateralized.

Securities and Exchange Commission
November 12, 2009

•

Please revise to disclose specific facts and circumstances surrounding the significant provision recorded in the quarter ended June 30, 2008. Please provide a detailed discussion and timeline of the credit events that occurred during the quarter that contributed to this increase.

          Response - The level and trends in the Bank’s delinquent, non-performing loans, and net charges offs have increased in recent periods. Total loans over 30 days delinquent was $66.1 million at December 31, 2008, $74.2 million March 31, 2009, $68.9 million at June 30, 2009 and $51.1 million at September 30, 2009. Non-performing loans were $40.5 million, $59.8 million, $60.6 million and $44.3 million at those respective dates. Net charge offs during the three months ended September 30, 2009 and 2008 were $3.9 million and $648,000, respectively.

          Management identifies a loan as impaired when the source of repayment of the loan is recognized as being in jeopardy, such that economic or other changes have affected the borrower to the extent that it may not be able to meet repayment terms, and that resources available to the borrower, including collateral liquidation may be insufficient. Impairment is measured on a loan by loan basis for each loan based upon its source or sources of repayment. For collateral dependant loans a current analysis of the net value of the collateral is completed, and impairment analysis completed. When the results of the impairment analysis indicate a potential loss, a specific reserve is established for such loan in the amount determined. Further, the specific reserve amount is adjusted to reflect any further deterioration in collateral value that may occur prior to liquidation or reinstatement. The impairment analysis takes into consideration the primary, secondary, and tertiary sources of repayment, whether impairment is likely to be temporary in nature or liquidation is anticipated.

          The Bank’s non-performing and impaired loans include collateral secured and unsecured loans. Non-performing loans include collateral secured and unsecured loans, which totaled $44.3 million and $60.6 million at September 30, 2009 and June 30, 2009, respectively with the bulk of these loans collateralized by first mortgage liens. At September 30, 2009 $38.8 million of the $44.3 million consisted of residential construction and land development loans, while at June 30, 2009, $54.5 million of the $60.6 million total were residential construction and land development loans, all of which were secured by first liens on real property. At the time of origination, construction and land development loans are limited to 75% or less of the value of collateral, verified by current appraisal report.

          The remainder of our non-performing loans at September 30, 2009 and June 30, 2009, included secured and unsecured credits, and one-to four family residential mortgage loans secured by first liens. At September 30, 2009, loans, other than construction and land development loans, identified as non-performing loans totaled $5.5 million, including $3.0 million of one-to-four family first mortgage term loans. At September 30, 2009, other non-performing loans totaled $2.5 million, none of which were one-to-four family residential mortgage loans. The Bank’s one-to-four family residential mortgage loans are originated at 80% or less loan to value, unless they include credit enhancement in the form of Private Mortgage Insurance.

Securities and Exchange Commission
November 12, 2009

          At September 30, 2009 and June 30, 2009 non-performing and impaired loans, other than those with first lien position real property as collateral, were $2.5 million and $2.3 million, respectively. Included within these totals are secured and unsecured consumer loans, and secured and unsecured commercial and industrial business loans.

          During the year ended June 30, 2008, the significant provision for loan losses recorded by the Bank was the result of several significant factors. A portion of the provision was the result of incremental changes in the Bank’s loan portfolio, primarily from increases in the delinquencies of residential construction and land loans. Additionally, the Bank completed a qualitative trend analysis of its loan portfolio and external economic factors was completed during the year, resulting in an increase of $1 million to the provision that was not attached to any specific loan. Also during the period the Bank identified several loans as impaired, resulting in $1.3 million being included in the provision for loan losses based on an impairment analysis, and included six credits from four different relationships.

Executive Compensation, page 101

25.	Please include executive compensation for the year 2007 in your Summary Compensation table.

Response - The Summary Compensation table on pages 110 and 111 has been revised to include compensation for the year 2007.

Transactions with Related Persons, page 107

26.	Please include the exact language included in 4(c) of Instructions to Item 404(a) of Regulation S-K.

          Response - The disclosure in the second paragraph of the subsection entitled “Transactions with Related Persons” on page 115 has been revised to include the exact language included in 4(c) of Instructions to Item 404(a) of Regulation S-K.

How We Are Regulated, page 108

27.	The second sentence of this section is inappropriate; please delete it.

Response - The second sentence of the first paragraph of the subsection entitled “How We Are Regulated” on page 115 has been deleted in response to this comment.

Securities and Exchange Commission
November 12, 2009

Regulation and Supervision of Anchor Bank, page 108

28.	It is unclear how Anchor Bank is regulated by the Emergency Economic Stabilization Act of 2008; please revise your disclosure to clarify.

Response - The disclosure on page 119 has been revised in response to this comment.

The Conversion, page 116

29.	Please delete the qualification of the summary by reference to the applicable provision of the plan of conversion. You are responsible for the accuracy of the summary. See Rule 411.

Response - The disclosure on page 125 has been revised in response to this comment.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-10

Real Estate Owned, page F-14

30.	Please revise to disclose how your policy complies with paragraph 28 of SPAS 15.

Response - The disclosure to Note 1 on page F-15 has been revised to disclose how Anchor Bank’s policy complies with paragraph 28 of SFAS 15.

Transfers of financial assets, page F-14

31.

Please revise your audited financial statements to disclose whether you incur recourse obligations due to normal representations and warranties for the loans you sell. As of each balance sheet date, please quantify the exposure for loan repurchases you may be required to make under the recourse obligations of your representation and warranty provisions. Disclose the amount of repurchases made during each of the years presented, and quantify the gain or loss recorded on those repurchases.

          Response - In response to your comment, we have revised the disclosure in Note 14 on page F-38 to indicate that we do not incur recourse obligations due to normal representations and warranties for the loans that Anchor Bank sells and the amount of these loans as of June 30, 2009.

Recent Accounting Pronouncements, page F-16

32.	Please revise to disclose whether you anticipate either the annual determination of the fair value of your mortgage servicing rights or your loans held for sale to be a level 3 measurement.

Securities and Exchange Commission
November 12, 2009

Response - The table paragraph on page F-40 has been revised in response to this comment.

33.	Please revise to include disclosures related to SFAS 159.

Response - SFAS 159 has been adopted and therefore this comment is no longer applicable.

Note 4 – Mortgage Servicing Rights, page F-25

34.	Please revise to include the information required by paragraph 17(g)(3) of SFAS 140.

Response - This Note has been revised to include the information required by paragraph 17(g)(3) of SFAS 140.

Note 9 – Income Taxes, page F-29

35.	Please revise to disclose how you determined that the deferred tax benefit related to the other than temporary impairment of the FNMA preferred stock was more likely than not to be realized.

Response - Anchor Bank recorded a valuation allowance and this Note on page F-34 has been revised in response to this comment.

Note 13 – Off Balance Sheet Liabilities, page F-35

36.	Please revise to disclose your accounting policies for estimating losses related to your off balance sheet liabilities.

Response - Anchor Bank has determined that any reserve for off-balance sheet commitments is immaterial.

Item 17. Undertakings, page II-4

37.	Please revise to include Item 512(a)(6) of Regulation S-K.

Response - Item 17 has been revised to include the provisions of Item 512(a)(6) of Regulation S-K.

Securities and Exchange Commission
November 12, 2009

Exhibits

Exhibit 5.0

38.	Please confirm that Breyer & Associates P.C. is qualified to opine on the laws of Washington State.

Response - We confirm that Breyer and Associates PC is qualified to opine on the laws of Washington State based on Rule 5.5 of the Washington State Rules of Professional Conduct.

Exhibit 8.1

39.

You disclose on page 120 of the prospectus that special counsel has concluded that the liquidation rights will have nominal, if any, fair market value. However, exhibit 8.1, the Federal Tax Opinion of Silver Freeman & Taff, L.L.P. does not discuss the fair market value of the liquidation rights. If this is true, please revise your disclose in the opinion and prospectus to be consistent.

          Response - The liquidation account represents the continuation of the proprietary interests of a Mutual depositor in Stock Bank. Paragraph 9 of the tax opinion provides that the market value of the proprietary interests in Mutual for purposes of this transaction is assumed to be zero. Thus we do not believe there is any inconsistency

40.	We note that you consent to the filing of the opinion as an exhibit. Please also consent to the prospectus discussion.

Response - The consent contained in the Federal Tax Opinion of Silver, Freedman & Taff, L.L.P. has been expanded to consent to the prospectus discussion.

41.

We note that counsel has assumed that neither Mutual nor Stock Bank is an investment company. It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable. Please revise to remove this assumption or explain why you are unable to do so.

Response - The Federal Tax Opinion of Silver, Freedman & Taff, L.L.P. has been revised in response to this comment to remove the assumption that neither Mutual nor Stock Bank is an investment company.

* * * * *

          Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action

Securities and Exchange Commission
November 12, 2009

with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Any questions regarding the responses to the accounting comments should be directed to Terri L. Degner, Chief Financial Officer, Anchor Bancorp [telephone:(360) 532-6222, Fax:(360) 532-7224 and E-mail:tdegner@anchorsb.com].

          We appreciate the Staff’s assistance in reviewing Amendment No. 1, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

John F. Breyer, Jr.

JFB/ktr/1067 Enclosures
cc:	Allicia Lam, Esq., Securities and Exchange Commission
Rebekah Moore, Staff Accountant, Securities and Exchange Commission
Kevin L. Vaughn, Accounting Branch Chief, Securities and Exchange Commission
Brad Williamson, Director, Division of Banks, Washington Department of Financial
Institutions
Gloria McVey, Program Manager, Washington Department of Financial Institutions,
Stan Ivie, Regional Director, Federal Deposit Insurance Corporation, San Francisco, CA
Jerald L. Shaw, President and Chief Executive Officer, Anchor Mutual Savings Bank
Terri L. Degner, Chief Financial Officer, Anchor Mutual Savings Bank
Mike Thronson, CPA, Partner, Moss Adams LLP
Dustin Birashk, CPA, Senior Manager, Moss Adams LLP
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
John P. Soukenik, Esq., Elias, Matz, Tiernan & Herrick LLP
Ronald S. Riggins, RP Financial, LC.
Jim Oren, RP Financial, LC.
Dave M. Muchnikoff, Esq., Silver Freedman & Taff, L.L.P.